November 26, 2018

Ian Huen
Chief Executive Officer
Aptorum Group Ltd
17th Floor, Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

       Re: Aptorum Group Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 15, 2018
           File No. 333-227198

Dear Mr. Huen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-1 filed November 15, 2018

Exhibits

1. Please file a legal opinion addressing all of the securities being registered. For instance, please file an opinion regarding the warrants. Please also ensure the opinion covering the ordinary shares addresses all ordinary shares referenced in the fee table. In this regard we note the limitation as to number of ordinary shares in the first sentence of the opinion filed as Exhibit 5.1.
2. Please file an opinion of counsel that does not contain the limitation on reliance contained in the first sentence of Paragraph 4.4 of Exhibit 5.1. For guidance, please refer to Section
       II.B.3.d of Staff Legal Bulletin No. 19.
 Ian Huen
Aptorum Group Ltd
November 26, 2018
Page 2

       You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameIan Huen
                                                          Division of
Corporation Finance
Comapany NameAptorum Group Ltd
                                                          Office of Healthcare
& Insurance
November 26, 2018 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName